Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300
Kate Bechen Direct Dial: (414) 488-7333 Email: KBechen@dykema.com

September 27, 2024

U.S. Securities and Exchange Commission Division of Corporate Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549 Attention: Rucha Pandit

Re:	Danam Health, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 2, 2024
File No. 333-280945

Dear Ms. Pandit:

This response letter (this “Response”) is submitted on behalf of Danam Health, Inc. (the “Company”) in response to the comment that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Canning, dated August 29, 2024 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”), filed with the SEC on August 2, 2024. The Company is concurrently submitting a second amendment to the Registration Statement (“Amendment No. 2”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comment.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 1.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors

Changes in economic conditions could adversely affect consumer/client buying practices . . ., page 13

1.	We note your disclosure that “[i]n addition to general levels of inflation, Danam will also be subject to risk of specific inflationary pressures on product prices.” To the extent applicable, please revise your summary risk factors, include a standalone risk factor to disclose how recent inflationary pressures have materially impacted your business and operations. For example, identify the types of inflationary pressures you are facing and how your business has been affected. Lastly, please make conforming revisions in your Management’s Discussion and Analysis of Financial Condition and Results of Operations section.

Response: In response the Staff’s comment, the Company has revised the applicable disclosure on pages 13 and 52 of Amendment No. 2.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission Division of Corporate Finance September 27, 2024 Page 2

Risks Related to Financial and Accounting Matters

Danam and its subsidiaries have, and entities that Danam may acquire could have, significant outstanding debt . . ., page 25

2.	Please disclose here the dollar amount of the outstanding debt and credit obligations of Danam and its subsidiaries.

Response: In response the Staff’s comment, the Company has revised the applicable disclosure on page 25 of Amendment No. 2.

Danam’s level of debt may negatively impact its liquidity . . ., page 27

3.	We note your disclosure that “Danam’s bank debt contains a variable interest rate component based on its corporate credit ratings.” To the extent material, please revise your summary risk factors and risk factors sections to specifically identify this risk. In your risk factor disclosure, please discuss the impact of any rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.

Response: In response the Staff’s comment, the Company has revised the applicable disclosure on pages 7 and 27 of Amendment No. 2.

The market price of Danam Common Stock may decline as a result of various market factors., page 38

4.	We note your representation that “[i]f an active market for Danam’s securities develops and continues, the trading price of Danam’s securities could be volatile and subject to wide fluctuations in response to various factors, some of which will be beyond Danam’s control.” We also note instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Please revise this risk factor to clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: In response the Staff’s comment, the Company has revised the applicable disclosure on pages 38 and 39 of Amendment No. 2.

Capitalization, page 44

5.	Please revise to include amounts due to related parties and due to seller in your total pro forma capitalization.

Response: In response the Staff’s comment, the Company has revised the applicable disclosure on page 44 of Amendment No. 2.

U.S. Securities and Exchange Commission Division of Corporate Finance September 27, 2024 Page 3

Unaudited Pro Forma Combined Financial Information, page 47

6.	Please provide a pro forma combined statement of operations for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. Refer to Rule 11-02(c)(2)(i) of Regulation S-X.

Response: The Company acknowledges the obligations set forth in Rule 11-02(c)(2)(i) of Regulation S-X and has revised the pro forma combined statements of operations on pages 47 and 48 of Amendment No. 2.

7.	Please tell us your consideration of presenting the acquisitions of Wood Sage LLC and Wellgistics LLC in the pro forma balance sheet as of the interim pro forma balance sheet date since the acquisition dates are subsequent to your latest interim pro forma balance sheet date presented. Refer to Rule 11-02(a)(6)(i)(A) of Regulation S-X. This comment also applies to adjustment (c) on page 49.

Response: The Company acknowledges the obligations set forth in Rule 11-02(a)(6)(i)(A) of Regulation S-X and respectfully advises the Staff that both Wood Sage LLC and Wellgistics LLC are included in the interim pro forma balance sheets of Amendment No. 2 as probable acquisitions as of the most recent practicable date prior to the effective date given that the Company closed on the Wood Sage Acquisition prior to June 30, 2024, and had entered into a definitive agreement governing the Wellgistics Acquisition.

8.	Please present the transactions in your pro forma interim statement of operations and pro forma statement of operations for the year ended December 31, 2023 as if they occurred on January 1, 2023. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X.

Response: The Company acknowledges the obligations set forth in Rule 11-02(a)(6)(i)(B) of Regulation S-X and has revised the pro forma interim statements of operations on pages 47 and 48 of Amendment No. 2.

Unaudited Pro Forma Combined Statement of Operations, page 47

9.	Please revise to present pro forma basic and diluted per share amounts in your interim and year end pro forma combined statement of operations. Refer to Rule 11-02(a)(9) of Regulation S-X.

Response: The Company acknowledges the obligations set forth in Rule 11-02(a)(6)(i)(A) of Regulation S-X and has revised the pro forma combined statement of operations on pages 47 and 48 of Amendment No. 2.

10.	Please tell us if you plan to continue to pay the management service fee to Nomad Capital disclosed on pages F-66 and F-82 subsequent to your acquisition and your consideration of making pro forma adjustments in your pro forma combined statements of operations for the period and year presented.

Response: The Company respectfully advises the Staff that the Company does not plan to continue to pay the management service fee to Nomad Capital following closing of the public offering. In response to the Staff’s comment, the Company has revised the pro forma financial statements on pages 47 through 49 of Amendment No. 2.

U.S. Securities and Exchange Commission Division of Corporate Finance September 27, 2024 Page 4

Wellgistics Membership Interest Purchase Agreement, page 50

11.	Please describe in detail the changes to the purchase payment that the parties are negotiating. In doing so, please describe which of the payment terms are being negotiated, as well as any other material provisions that are being renegotiated. Please clarify why the parties are renegotiating the terms now, and explain how the renegotiation process commenced, including who initiated it. Further, please clarify whether, as a result of the renegotiation process, you still expect the transaction to close in the third quarter of 2024. Please clarify whether any of the proceeds from this offering could be used to satisfy payment obligations related to the transaction and revise your disclosure accordingly. Finally, please tell us whether there is now an increased risk that the transaction might not close on time or at all, and revise your disclosure, including your risk factor disclosure, accordingly.

Response: In response the Staff’s comment, the Company respectfully advises the Staff that the Company and Wellgistics executed a Fourth Amendment to the Wellgistics MIPA on August 23, 2024, and subsequently closed the Wellgistics Acquisition on August 30, 2024. As such, the Company has revised its description of the Wellgistics MIPA, as amended, and the Wellgistics Acquisition throughout Amendment No. 2 to describe the amended terms of the Wellgistics Acquisition, the timing of Danam acquiring Wellgistics, and the post-closing integration of the Company and Wellgistics.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Wood Sage

Key Components of Results of Operations

Revenues, page 57

12.	With a view to providing investors with a complete and balanced picture of Wood Sage’s business and revenues, please disclose here a breakdown of revenue for each of CSP’s major services. In this regard, we note your disclosure on pages 69-70 that CSP’s general and specialty pharmacy services include (i) patient care coordination, (ii) clinical services, (iii) compliance and persistency programs, (iv) patient financial assistance, (v) prior authorization and (vi) risk evaluation and mitigation strategy; however, it is not clear how much of these services contributes to CSP’s revenue.

Response: The Company respectfully advises the Staff that the Wood Sage Acquisition closed in June 2024, and that the Company has removed the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Wood Sage in Amendment No. 2. Such disclosures have been incorporated into the revised Management’s Discussion and Analysis of Financial Condition and Results of Operations of Danam in Amendment No. 2. In response the Staff’s comment, the Company has revised the applicable disclosure related to Wood Sage’s business and revenues on page 65 of Amendment No. 2.

Business, page 68

13.	We note the risk factor on page 25 that “Danam’s quarterly results may fluctuate significantly based on seasonality and other factors.” Please revise here to include a discussion of the manner in which seasonality affects your business. Refer to Item 101(c)(1)(v) of Regulation S-K.

Response: The Company acknowledges the obligations set forth in Rule 101(c)(1)(v) of Regulation S-K and has revised the applicable disclosure on page 68 of Amendment No. 2.

U.S. Securities and Exchange Commission Division of Corporate Finance September 27, 2024 Page 5

Pharmacies, page 75

14.	We note your representation that DelivMeds’ digital pharmacy concept provides the enumerated benefits. Please provide your basis for the stated benefits, or revise to characterize them as management’s belief.

Response: In response the Staff’s comment, the Company has revised the applicable disclosure on page 70 of Amendment No. 2.

Information Technology, page 79

15.	This section contains lengthy, technical information. For example, you discuss Dart and Flutter, Angular and TypeScript as well as their roles in your core engine. Please define any technical jargon and revise in a way that a lay person can understand the role of your information technology in the DelivMeds platform.

Response: In response the Staff’s comment, the Company has revised the applicable disclosure on pages 74 and 75 of Amendment No. 2.

Certain Relationships and Related Person Transactions, page 93

16.	Please clarify whether the disclosure in this section includes related party transactions since the beginning of your last fiscal year, and revise as appropriate. In this regard, we note your disclosure that “the following is a description of each transaction since January 1, 2024 (emphasis added).” Refer to Item 404 of Regulation S-K.

Response: The Company acknowledges the obligations set forth in Item 404 of Regulation S-K and has revised the applicable disclosure on page 88 of Amendment No. 2.

TRxADE Promissory Note, page 93

17.	Please revise to provide all of the information required by Item 404(a)(5) of Regulation SK with respect to this related party loan. For example, we note that the interest rate is not provided for the promissory note. Additionally, please file any related agreements as exhibits to the registration statement.

Response: The Company acknowledges the obligations set forth in Item 404 of Regulation S-K and has revised the applicable disclosure on page 88 of Amendment No. 2.

Executive Employment Agreements, page 94

18.	We note that you have entered into a contract agreement Aletheia Strategic Advisory LLC pursuant to which Vishnu Balu has agreed to serve as Danam’s Chief Financial Officer. Please file this employment agreement as an exhibit to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10)(ii) of Regulation S-K.

Response: The Company acknowledges the obligations set forth in Item 601(b)(10)(ii) of Regulation S-K and has filed the applicable employment agreement as Exhibit 10.11 in Amendment No. 2.

U.S. Securities and Exchange Commission Division of Corporate Finance September 27, 2024 Page 6

Danam Health, Inc.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

19.	We note the operations of Danam Health Inc., Wellgistics LLC., and Wood Sage LLC, appear to be primarily located in Florida, but your audit reports were signed by an audit firm based in Chennai, India. After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded it is appropriate to have an audit report issued by an auditor licensed in India. In your response, please tell us whether another audit firm assisted in the audit. If so, please tell us the name of the other firm, whether the other firm is registered with the PCAOB, and the extent to which audit work was performed by the other firm.

Response: The Company respectfully advises the Staff that Suri is a public accounting firm registered with the PCAOB that has been subject to PCAOB inspection. The companies carefully selected Suri as its independent registered public accounting firm only after conducting a detailed due diligence process, involving multiple conversations with representatives of Suri to understand Suri’s practices for conducting audits of Danam from India. In engaging Suri, the companies considered that Suri is a highly respected professional accounting company with more than 270 professionals and over 85 years of experience in providing independent audit services to a multitude of companies—including multinational companies located within the United States—across different sectors. Suri provides audit services to approximately 300 companies, including approximately 30 companies that are listed on the National Stock Exchange of India Limited and large multinational corporations with a presence in India. As a PCAOB registered accounting firm, Suri maintains strong internal quality control practices allowing Suri to leverage existing technologies to provide high-class service to all clients, wherever located.

Consistent with Suri’s standard audit process, Suri conducted an extensive pre-audit and planning process, execution process, and concluding and finalizing process. Furthermore, a representative of Suri assigned to the Company’s audit team traveled to Danam’s headquarters to interact directly with the Company’s management team. These and other audit procedures performed by Suri are meant to reduce the risk of a material misstatement in the financial statements.

Regarding the Company, Suri’s audit of the Company, Suri began by engaging with the Company’s management to assess the inherent risks associated with the Company’s financial systems and controls, develop an audit strategy, and begin collecting necessary samples and external confirmation of those samples from banks and other third parties. To facilitate this process, the Company and Suri created a common virtual data room to securely upload and transmit records. The pre-audit and planning stage covered approximately 150 hours.

U.S. Securities and Exchange Commission Division of Corporate Finance September 27, 2024 Page 7

During the execution process, Suri conducted several lengthy virtual meetings with Danam management. For the 2023 fiscal year end audit, these virtual meetings covered approximately 200 hours in the aggregate. These meetings included video examinations of inventory levels involving Suri representatives observing inventory counts. Inventory counts were also verified utilizing an external software resource called “Count Things” that is a highly reliable software utilized to count inventories stacked in order to ensure the accuracy of management’s count. The audit team performed all required audit procedures, analyzed samples, identified key variances, and performed a detailed analysis of all ledgers, among other items. Furthermore, Suri engaged with various third parties to confirm financial information. These included obtaining, with the Company’s written authorization, information from banks, debtors, and vendors of Danam to reconcile the balances shown on the Company’s books and records. In total, Suri spent approximately 350 hours in the aggregate during the execution portion of the audit.

During the concluding and finalizing process, Suri reviewed the financial statements prepared by Danam management on a time-to-time basis and had various virtual discussions with Danam management to ensure the adequacy of disclosures and accuracy of the financial information presented. Suri also obtained written representations from Danam’s management in connection with the close-out process. This process encompassed approximately 80 to 90 hours.

20.	Please have your auditor revise their report to address the following:

▪	Revise the first paragraph to provide an opinion for each period included in the audited financial statements.
▪	The period your auditors were appointed is not a component of the “Opinion on the Financial Statements” section, refer to paragraph .08 of AS 3101.
▪	Have your auditor retitle the section titled “Responsibilities of the Management for the Financial Statement” to “Basis for Opinion.” Refer to paragraph .09 of AS 3101.
▪	The statement that “management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Danam Health Inc’s ability to continue as a going concern...,” is not a component of the auditor report. Refer to paragraph .18(a) of AS 3101 in regard to the auditors’ responsibility as it relates to going concern.
▪	Revise the auditors’ statement on independence to reflect their “requirement to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB.” Refer to paragraph .09(g) of AS 3101.

Response: The Company acknowledges the obligations set forth in paragraphs .08, .09, and .18(a) of AS 3101 and has provided a revised the auditor report on page F-2 of Amendment No. 2.

Statement of Operations, page F-4

21.	Please present net loss per share. Refer to FASB ASC 260-10-50.

Response: The Company acknowledges the obligations set forth in FASB ASC 260-10-50 and presented net loss per share on page F-4 of Amendment No. 2.

22.	We note the financial statements were presented for the year ended for December 31, 2022 yet Danam was incorporated on September 6, 2022, Please revise to state these statements cover the date of inception, September 6, 2022 to December 31, 2022. Please make similar changes to the statements of cash flows.

Response: In response the Staff’s comment, the Company has revised the applicable disclosure on pages F-3 through F-6 of Amendment No. 2.

U.S. Securities and Exchange Commission Division of Corporate Finance September 27, 2024 Page 8

Note 1. Organization and Summary of Significant Accounting Policies

Basis of Presentation, page F-7

23.	Please revise to clarify that your financial statements do not include amounts related to the acquisition of Wood Sage, LLC which closed in June 2024.

Response: In response the Staff’s comment, the Company has revised the applicable disclosure on pages F-3 through F-7 of Amendment No. 2.

WOOD SAGE, LLC Annual Financial Statements

Report of Independent Registered Public Accounting Firm, page F-22

24.	Please have your auditor revise their report to address the following:

▪	Revise the first paragraph to provide an opinion for each period included in the audited financials statements.
▪	The period your auditors were appointed is not a component of the “Opinion on the Financial Statements” section, refer to paragraph .08 of AS 3101.
▪	Have your auditor retitle the section titled “Responsibilities of the Management for the Financial Statement” to “Basis for Opinion.” Refer to paragraph .09 of AS 3101.
▪	The statement that “management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Wood Sage LLC’s ability to continue as a going concern...,” is not a component of the auditor report. Refer to paragraph .18(a) of AS 3101 in regards to the auditors responsibility as it relates to going concern.
▪	Revise the auditors statement on independence to reflect their “requirement to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB.” Refer to paragraph .09(g) of AS 3101.

Response: The Company acknowledges the obligations set forth in paragraphs .08, .09, and .18(a) of AS 3101 and has provided a revised the auditor report on page F-29 of Amendment No. 2.

Note 3. Business Combinations, page F-32

25.	Please tell us your consideration of providing the financial statements under Rule 8-04 of Regulation S-X related to your acquisitions of Alliance Pharma Solutions LLC and Community Specialty Pharmacy, LLC.

Response: The Company respectfully advises the Staff that the Company presented financial statements of APS and CSP for the year ending December 31, 2023, on a standalone basis through their respective acquisitions in August 2023 and thereafter on a consolidated basis with Wood Sage, because each of ASP and CSP are significant pursuant to Rule 8-04 of Regulation S-X.

U.S. Securities and Exchange Commission Division of Corporate Finance September 27, 2024 Page 9

Wellgistics, LLC Annual Financial Statements

Report of Independent Registered Public Accounting Firm, page F-50

26.	Please have your auditor revise their report to address the following:

▪	Revise the first paragraph to provide an opinion for each period included in the audited financial statements.
▪	The period your auditors were appointed is not a component of the “Opinion on the Financial Statements” section, refer to paragraph .08 of AS 3101.
▪	Have your auditor retitle the section titled “Responsibilities of the Management for the Financial Statement” to “Basis for Opinion.” Refer to paragraph .09 of AS 3101.
▪	The statement that “management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Wellgistics LLC’s ability to continue as a going concern...,” is not a component of the auditor report. Refer to paragraph .18(a) of AS 3101 in regards to the auditors responsibility as it relates to going concern.
▪	Revise the auditors statement on independence to reflect their “requirement to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB.” Refer to paragraph .09(g) of AS 3101.

Response: The Company acknowledges the obligations set forth in paragraphs .08, .09, and .18(a) of AS 3101 and has provided a revised the auditor report on page F-55 of Amendment No. 2.

General, page F-55

27.	Please tell us your consideration of providing the financial statements under Rule 8-04 of Regulation S-X related to your acquisition of American Pharmaceutical Ingredients, LLC and providing the disclosures in FASB ASC 805-10-50.

Response: The Company respectfully advises the Staff that the acquisition of APD by Wellgistics occurred more than twenty-four months ago and is not considered significant within the context of Wellgistics’ current business. The Company has presented the historical consolidated financial statements of Wellgistics for the previous two years on pages F-55 through F-78 of Amendment No. 2.

Wellgistics, LLC Interim Financial Statements

Note 1 Organization and Summary of Significant Accounting Policies

Unaudited Interim Financial Information, page F-74

28.	Please clarify your disclosure of filing Form S-4 on May 2, 2024 here and elsewhere in this filing, or revise accordingly.

Response: In response the Staff’s comment, the Company has revised the applicable disclosure on page F-79 of Amendment No. 2.

General

29.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company acknowledges the obligations set forth in Rule 405 under the Securities Act and respectfully advises the Staff that it will contact the Staff to discuss how to submit the materials, if any for review.

* * *

U.S. Securities and Exchange Commission Division of Corporate Finance September 27, 2024 Page 10

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 2. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Tim Canning
Chief Executive Officer
Danam Health, Inc.